

February 8, 2011

Mr. David Brennan
Executive Director and Chief Executive Officer
AstraZeneca, Plc.
15 Stanhope Gate
London, W1K 1LN England

    Re: **AstraZeneca, Plc.**
            Form 20-F for Fiscal Year Ended December 31, 2009
            File No. 001-11960

Dear Mr. Brennan:

We have reviewed your January 27, 2011 response to our January 13, 2011 letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Directors' Report: Resources Skills and Capabilities

Development Pipeline, page 196

1. Please refer to prior comment one. Please expand your proposed disclosure to provide greater insight into the criteria used by your R&D Executive Committee/Portfolio Investment Board in its prioritization and funding of discovery and development projects. Please include the "factors and considerations," particularly for later stage development projects, that have determined your "commercial decisions as to which projects should proceed and what level of investment (each of these) projects should receive." In your proposed disclosure, describe the level of investment planned for later stage development projects, listed in the Development Pipeline table, for future periods.

2. In 2010, you replaced the R&D Executive Committee with the Portfolio Investment Board, which is charged with "delivering a pipeline of products capable of generating attractive returns on invested capital and driving shareholder value." To the extent not included in your expanded proposed disclosure in response to comment one above, please provide us proposed disclosure that discusses this Board's process for meeting its charge. Also, include in your proposed disclosure the level of capital invested in your development pipeline at December 31, 2010 the amount of additional capital that you plan to invest in 2011, how you measure returns on this capital, the actual return achieved in 2010 and the target return for 2011.

You may contact Frank Wyman, Staff Accountant at (202) 551-3660, or Lisa Vanjoske, Assistant Chief Accountant at (202) 551-3614, if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant